                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 for the fiscal year ended December 31, 1999 or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 for the transition period from ____________ to ________________-.

                        Commission File Number 0-1743
                                               ------
A.  Full title of the plan and address of the plan:

                        The Rouse Company Savings Plan
                        c/o Human Resources and Administrative Services Division The Rouse Company Building
                        10275 Little Patuxent Parkway
                        Columbia, Maryland 21044

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                        The Rouse Company
                        The Rouse Company Building
                        10275 Little Patuxent Parkway
                        Columbia, Maryland 21044

                        THE ROUSE COMPANY SAVINGS PLAN

                          December 31, 9999 and 1998


                                     Index


Independent Auditors' Report                                          1

Statements of Net Assets Available for Plan Benefits -
  December 31, 1999 and 1998                                          2

Statements of Changes in Net Assets Available for Plan
  Benefits - Years ended December 31, 1999 and 1998                   3

Notes to Financial Statements - December 31, 1999 and 1998            4

Schedule I: Form 5500, Schedule H, Line 4i -
  Schedule of Assets Held for Investment Purposes at End of Year -
  December 31, 1999                                                   8

                                 * * * * * * *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are inapplicable and are therefore omitted.

                          Independent Auditors' Report
                          ----------------------------


The Trustee
The Rouse Company Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Rouse Company Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 23, 2000

                         THE ROUSE COMPANY SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998



                                                      1999         1998
                                                  ------------  -----------

Investments                                        $75,759,234   74,908,934
Contributions receivable from:
 The Rouse Company                                      45,434       54,996
 Participants                                           16,170      146,934
                                                   -----------   ----------
                                                        61,604      201,930
                                                   -----------   ----------
   Net assets available for plan benefits          $75,820,838   75,110,864
                                                   ===========   ==========

See accompanying notes to financial statements.

                         THE ROUSE COMPANY SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998



                                                    1999              1998
                                              ----------------  ----------------

Contributions from The Rouse Company             $  1,456,612         1,556,606
Contributions from participants                     5,344,145         5,232,248

Investment income:
 Dividends and interest                             4,794,407         3,680,126
 Net depreciation in fair values
   of investments                                  (1,507,488)       (2,402,187)
 Interest on participant loans                        229,457           221,009
                                                 ------------       -----------
   Total investment income                          3,516,376         1,498,948
                                                 ------------       -----------

Distributions to participants                      (9,397,056)       (9,094,137)
Participant loans repaid as part of
 termination distributions                           (210,103)         (405,385)
                                                 ------------       -----------
     Increase (decrease) in net assets
      available for plan benefits                     709,974        (1,211,720)

Net assets available for plan benefits:
     Beginning of year                             75,110,864        76,322,584
                                                 ------------       -----------
     End of year                                 $ 75,820,838        75,110,864
                                                 ============       ===========

See accompanying notes to financial statements.

                         THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998



(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of presentation
          ---------------------

          The financial statements of The Rouse Company Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

          In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 in 1999. Accordingly, information previously required to be disclosed about participant-directed investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the presentation for 1999.

     (b)  Investments
          -----------

          Investments in the common stock and quarterly income preferred securities of The Rouse Company and the T. Rowe Price and other mutual funds are carried at fair values determined by quoted market prices. The investment in the T. Rowe Price Blended Stable Value Fund, a common trust fund, is carried at fair value as reported by the trustee. The investments in insurance contracts are carried at contract value (representing contributions made plus interest credited less distributions) as the insurance contracts held by the Plan are "fully benefit-responsive," as defined in Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans. Loans to participants are carried at cost, which approximates fair value. Security transactions are recognized on a trade date basis. Unrealized appreciation and depreciation in the fair values of investments are recognized in the periods in which the changes occur.

     (c)  Administrative expenses
          -----------------------

          The Rouse Company pays all administrative expenses incurred on behalf of the Plan. Terminated participants who have left their account balances in the Plan are required to reimburse the Company for administrative expenses relating to their accounts. Participants requesting loans from the Plan are required to pay an administrative fee to the Company for the processing of such loans.

     (d)  Use of estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and judgments that affect the reported amounts of net assets and disclosures of contingencies at the date of the financial statements and changes in net assets recognized during the reporting period. Actual results could differ from those estimates.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements



(2)  General Description of the Plan
     -------------------------------

     The following brief description of the Plan summarizes the principal provisions of the Plan and is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan was established effective June 1, 1983 to provide employees of The Rouse Company and certain of its subsidiaries and affiliates (the Company) an incentive to save for retirement and for financial emergencies. Generally, employees who are not covered under a collective bargaining agreement, who are at least 21 years of age and who have completed 1,000 hours of service in one year are eligible to participate in the Plan.

     Basic contributions to the Plan are made pursuant to salary reduction agreements between the Company and participants. Participants may elect to reduce their compensation, as defined in the Plan, by amounts ranging from 1% to 19%, subject to an annual limitation. Employees may also make supplemental contributions to the Plan in amounts up to 9% of compensation, as defined. The supplemental contributions are not pursuant to salary reduction agreements. Aggregate basic and supplemental contributions may not exceed 19% of compensation, as defined. Participants are able to defer payment of income taxes on their basic contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.

     Participants' contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations defined in the Plan. Participants may change their allocation instructions and transfer accumulated savings between funds on a monthly basis, subject to certain limitations defined in the Plan.

     Matching contributions are made by the Company to each participant's account in an amount equal to $1.00 for every $2.00 of a participant's basic contribution up to 6% of such participant's base salary. Participants may direct the Company's matching contributions to any of the investment vehicles offered under the Plan. In addition, the Company may make additional contributions to the Plan under certain circumstances. Such additional contributions are distributed to accounts of participants pursuant to guidelines set forth in the Plan. Participants who joined the Plan prior to January 1, 1989 obtained an immediate and fully vested interest in all contributions made by the Company. Participants who joined the Plan on or after January 1, 1989 are required to complete two years of service, as defined in the Plan, to become fully vested in the Company's contributions. Forfeitures of nonvested Company contributions may be used by the Company to satisfy future matching contribution requirements.

     Participants or their beneficiaries are eligible for distributions upon retirement, disability, termination of employment or death of the participant. In addition, participants may make withdrawals from their accounts upon attainment of age 59-1/2. Participants may also make withdrawals of their basic contributions by reason of financial hardship, under specific guidelines set forth in the Plan. Subject to certain limitations, supplemental contributions may be withdrawn by participants for any reason.

                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements


(2)  General Description of the Plan, Continued
     ------------------------------------------
     Generally, participants may borrow from the Plan up to the lesser of $50,000 or 50% of their vested account balances. Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings bear interest at the prime rate of a designated commercial bank at the time of the loan application and must be repaid to the Plan over a period not to exceed five years.

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan's assets would be distributed to the participants in accordance with the Plan agreement.

(3)  Investments
     -----------

     Information relating to investments, including individual investments which represent 5% or more of net assets available for plan benefits, is summarized as follows at December 31:


                                                                1999                                1998
                                                  --------------------------------     --------------------------------

                                                                        Contract                             Contract
                                                     Number of          or fair           Number of          or fair
                                                      shares             value             shares             value
                                                  -------------     --------------     -------------     --------------

The Rouse Company:
   Common stock                                         809,218     $   17,195,877           796,025     $   21,890,700
   Quarterly income
    preferred securities                                 30,883            559,751            23,994            609,598
T. Rowe Price and other
  mutual funds:
   Equity Index 500 Fund                                209,372          8,282,742           171,050          5,709,633
   International Stock Fund                             261,574          4,977,759           264,976          3,971,990
   New America Growth Fund                              121,488          5,838,695           132,228          6,319,179
   New Horizons Fund                                    301,503          8,300,391           297,111          6,934,560
   Prime Reserve Fund                                 4,852,087          4,852,087         4,481,519          4,481,519
   Spectrum Growth Fund                                 360,167          6,378,558           345,454          5,682,719
   Others                                                                8,833,520                            9,119,787
Common Trust Fund --
   T. Rowe
   Price Blended
   Stable Value Fund                                  4,964,874          4,964,874         3,800,124          3,800,124
                                                  =============     --------------     =============     --------------
                                                                        52,428,626                           46,019,511
                                                                    --------------                       --------------
Insurance contracts                                                      2,277,949                            3,265,205
Participant loans                                                        3,297,031                            3,123,920
                                                                    --------------                       --------------
                                                                    $   75,759,234                       $   74,908,934
                                                                    ==============                       ==============


                        THE ROUSE COMPANY SAVINGS PLAN

                         Notes to Financial Statements



(3)  Investments, Continued
     ----------------------

     The investments in insurance contracts consist of guaranteed income contracts offered by various insurance companies. The Plan deals only with highly rated insurance companies and does not expect that any of them will fail to meet their obligations under the contracts. The contracts in effect at December 31, 1999, provide for interest at rates ranging from 6.20% to 7.06% and mature at various dates to 2001. The average yield on the contracts was 6.77% in 1999 and 6.24% in 1998. The aggregate contract value of the contracts in effect at December 31, 1999 approximates their aggregate estimated fair value based on current market interest rates for contracts with similar maturities and credit quality.

     Net depreciation in fair values of investments is summarized as follows for the years ended December 31:


                                            1999         1998
                                        ------------  -----------

         The Rouse Company:
            Common stock                $(4,976,631)  (4,280,304)
            Quarterly income
              preferred securities         (233,804)     (28,892)
         Mutual funds                     3,702,947    1,907,009
                                        -----------   ----------
                                        $(1,507,488)  (2,402,187)
                                        ===========   ==========

(4)  Federal Income Tax Status
     -------------------------

     The Internal Revenue Service has determined and informed the Company by a letter dated August 11, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, accordingly, are tax-exempt. The Plan's management believes that the Plan continues to qualify and to operate in accordance with applicable provisions of the IRC.

(5)  Reconciliation to Form 5500
     ---------------------------

     Amounts due to terminated participants for benefits payable of $1,132,728 at December 31, 1999 and $55,479 at December 31, 1998 are reported as liabilities in the Plan's Annual Report on Department of Labor Form 5500, but are included in net assets available for plan benefits in the financial statements.

                        THE ROUSE COMPANY SAVINGS PLAN

                        Form 5500, Schedule H, Line 4i

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999


                                                                             Number                 Current
Name of issuer and title of issue                                           of Shares                value
--------------------------------------------------------------------  ---------------------  ----------------------

*The Rouse Company:
  Common stock                                                                      809,218             $17,195,877
  Quarterly income preferred securities                                              30,883                 559,751

*T. Rowe Price Mutual Funds:
  Balanced Fund                                                                     149,404               2,941,772
  Equity Index 500 Fund                                                             209,372               8,282,742
  Equity Income Fund                                                                 40,100                 994,876
  International Stock Fund                                                          261,524               4,977,759
  New America Growth Fund                                                           121,488               5,838,695
  New Horizons Fund                                                                 301,503               8,300,391
  Prime Reserve Fund                                                              4,852,087               4,852,087
  Small Cap Value Fund                                                              128,399               2,262,385
  Spectrum Income Fund                                                              198,831               2,129,475
  Spectrum Growth Fund                                                              360,167               6,378,558

 Ariel Growth Fund                                                                   16,233                 505,012

 Common Trust Fund - T. Rowe Price
  Blended Stable Value Fund                                                       4,964,874               4,964,874
                                                                                  ---------

 Insurance Contracts:
  Principal Mutual Life Insurance Company                                                                   965,449
  American International Group Life Insurance Company                                                     1,312,500

 Participant loans                                                                                        3,297,031
                                                                                                        -----------
          Total assets held for investment purposes                                                     $75,759,234
                                                                                                        ===========



* T. Rowe Price Retirement Plan Services, Inc. and The Rouse Company represent parties in interest.

                                  Signatures
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        THE ROUSE COMPANY SAVINGS PLAN

Date:  June 29, 2000                    By /s/ JANICE A. FUCHS
                                           ----------------------
                                           Janice A. Fuchs
                                           Administrator

                                        and

Date:  June 29, 2000                    By /s/ Jeffrey H. Donahue
                                           ----------------------
                                           Jeffrey H. Donahue
                                           Trustee